FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549


Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2, 2004

Commission File Number:  001-31819

Gold Reserve Inc.
(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________



Filed with this Form 6-K is the following, which is incorporated herein by reference:

99.1  Press Release
          November 2, 2004
          Gold Reserve Inc. Announces Exercise of Underwriters Option


Forward Looking Statements

The information presented or incorporated by reference in this report contains both historical information and forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the Securities Act), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the Exchange Act)). These forward- looking statements involve risks and uncertainties, as well as assumptions that, if they never materialize, prove incorrect or materialize other than as currently contemplated, could cause the results of the Company and its consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation the risk that actual reserves may vary considerably from estimates presently made, the impact of currency, metal prices and metal production volatility, the concentration of operations and assets in Venezuela, the regulatory, political and economic risks associated with Venezuelan operations, our ability to obtain additional funding for future advancement of the Brisas property, our dependence upon the abilities and continued participation of certain key employees, and the risks normally incident to the operation and development of mining properties.

The words "believe," "anticipate," "expect," "intend," "estimate," "plan," "assume," "positioned," "may," "will," "could" and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to give any assurances as to future results.

Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents filed periodically with securities regulators or documents presented on our Company website. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Investors are urged to read the Company's filings with U.S. and Canadian regulatory agencies, which can be viewed on-line at www.sec.gov, www.sedar.com or at the Company's website, www.goldreserveinc.com. Additionally, you can request a copy directly from the Company.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Reserve Inc.
(Registrant)


Date: November 2, 2004         By: s/ Robert A. McGuinness
                               Name: Robert A. McGuinness
                               Title: Vice President - Finance & CFO


EXHIBIT INDEX
99.1  Press Release


NR-04-11

Gold Reserve Inc. Announces Exercise of Underwriters Option


TORONTO, ONTARIO November 2, 2004

This news release is intended for distribution in Canada only and is not intended for distribution to United States newswire services or dissemination in the United States. Gold Reserve Inc. (Gold Reserve or the Company) (TSX:GRZ) announced today that a syndicate of underwriters led by Orion Securities Inc. and Sprott Securities Inc. and including GMP Securities Ltd. has exercised their option to purchase an additional 1,786,000 Units of the Company in relation to the Offering previously announced on October 18, 2004.

With the exercise of the option, the Underwriters will purchase a total of 5,361,000 Units representing aggregate gross proceeds to the Company of CDN $30,021,600.

Pursuant to the October 18, 2004 announcement, the Underwriters had agreed to buy on a bought deal basis 3,575,000 Units from the Company and sell to investors at a price of CDN$5.60 per Unit, representing aggregate proceeds of CDN$20,020,000. Each Unit is comprised of one Common Share and one-half of a Common Share Purchase Warrant of Gold Reserve. Each whole Common Share Purchase Warrant will entitle the holder thereof to acquire one Common Share of Gold Reserve at a price of CDN$6.50 per Common Share for a period of 24 months following the closing date of the Offering.

The net proceeds from the Offering will be used for the development of the Brisas property in Bolivar State, Venezuela and for general working capital. The Offering is scheduled to close on or about November 4, 2004. The transaction is subject to the receipt of all necessary regulatory and stock exchange approvals.

The securities being offered have not been, nor will be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES


Gold Reserve Inc. is a Canadian company developing the Brisas gold copper project in Southeastern Venezuela.


FOR FURTHER INFORMATION:
Internet  http://www.goldreserveinc.com   A. Douglas Belanger, President
926 W. Sprague Ave., Suite 200
Spokane, WA 99201 USA
Tel. (509) 623-1500
Fax (509) 623-1634